Filed Pursuant to Rule 424(b)(3)
Registration No. 333-127405

SUPPLEMENT NO. 15 DATED OCTOBER 6, 2008 TO THE PROSPECTUS

DATED APRIL 25, 2008 OF CB RICHARD ELLIS REALTY TRUST

We are providing this Supplement No. 15 to you in order to supplement our prospectus dated April 25, 2008. This supplement provides information that shall be deemed part of, and must be read in conjunction with, the prospectus, which was supplemented by Supplement No. 12 dated September 11, 2008, Supplement No. 13 dated September 22, 2008 and Supplement No. 14 dated September 30, 2008. Capitalized terms used in this Supplement No. 15 have the same meanings in the prospectus unless otherwise stated herein. The terms “we,” “our,” and “us” and CBRE REIT include CB Richard Ellis Realty Trust and its subsidiaries.

The following information should be read in conjunction with the information in our prospectus, including the section entitled “Real Estate Investments—Properties.”

RECENT DEVELOPMENTS

Property Acquisitions and Debt Financings Through the Duke Joint Venture

On September 30, 2008, Duke/Hulfish, LLC, a joint venture, or the Joint Venture, between CBRE Operating Partnership, L.P., our operating partnership, and Duke Realty Limited Partnership, or Duke, the operating partnership of Duke Realty Corporation (NYSE:DRE), acquired fee interests in four properties, three of which were acquired pursuant to a contribution agreement entered into on May 5, 2008, and financed a previously acquired property. Our operating partnership owns an 80% interest and Duke owns a 20% interest in the Joint Venture.

All of the properties acquired on September 30, 2008 are new built-to-suit, 100% leased, single-tenant buildings that do not have an operating history. The Joint Venture obtained financing from 40/86 Mortgage Capital, Inc. for each of the acquisitions and for the previously acquired Buckeye Logistics Center property, which was acquired on June 12, 2008. The financings for each property carry an interest rate of 5.58%, a term of five years and are cross-collateralized among the properties. All of the buildings acquired on September 30, 2008 were completed in 2008. The Buckeye Logistics Center was completed in September 2007. The Joint Venture has purchased approximately $182,694,554 of assets to date.

The following table provides further information concerning the properties.

Property and Market	Property Type	Net Rentable Square Feet	Tenant	Lease Expiration	Approximate Purchase Price(1)	Pro Rata Share of Approximate Purchase Price(2)	Approximate Debt Financing	Acquisition Fee(3)	Address
201 Sunridge Blvd. / Dallas, Texas	Warehouse/ Distribution	822,550	CONOPCO, Inc.(4)	09/2018	$31,600,000	$25,000,000	$19,400,000	$253,006	201 Sunridge Blvd. Hutchins, Texas

12200 President’s Court / Jacksonville, Florida	Warehouse/ Distribution	772,210	CONOPCO, Inc.(4)	09/2018	$37,000,000	$30,000,000	$21,600,000	$295,649	12200 President’s Court Jacksonville, Florida

AllPoints at Anson Bldg. 1 / Indianapolis, Indiana	Warehouse/ Distribution	630,570	Amazon.com.indc, LLC(5)	07/2018	$33,400,000	$27,000,000	$17,000,000	$267,204	4237-4251 Anson Blvd. Indianapolis, Indiana

Aspen Corporate Center 500 / Nashville, Tennessee	Office	180,147	Cellco Partnership(6)	10/2018	$37,100,1000	$30,000,000	$21,200,000	$296,888	500 Duke Dr Franklin, Tennessee

Buckeye Logistics Center / Phoenix, Arizona	Warehouse/ Distribution	604,678	Amazon.com.azdc, Inc. (5)	06/2018	$43,600,000	$34,900,000	$20,000,000	$344,614	6835 W. Buckeye Rd Phoenix, Arizona

(1)	Approximate total purchase price, exclusive of closing costs, paid by the Joint Venture for each of these properties.
(2)	Pro rata share of approximate purchase price is at our pro rata share of effective ownership for each of these properties, which was funded using net proceeds of our initial public offering.
(3)	Acquisition fees payable to our investment advisor are not included in the total acquisition cost for the properties.
(4)	CONOPCO, Inc. is a wholly-owned subsidiary of Unilever United States, Inc., which is wholly-owned by Unilever N.V. and Unilever PLC, together Unilever. Unilever is one of the world’s largest suppliers of food products and consumer goods.
(5)	Amazon.com.indc, LLC and Amazon.com.axdc, Inc. are both wholly-owned subsidiaries of Amazon.com, one of the world’s largest internet-based retailers of consumer goods. AllPoints at Anson Bldg. 1 and Buckeye Logistics Center are two of Amazon’s largest fulfillment centers in North America.
(6)	Cellco Partnership does business as Verizon Wireless and is one of the nation’s largest suppliers of cellular communications services.

The following table summarizes the remaining properties expected to be acquired by the Joint Venture. These properties are currently under construction and none of the properties has an operating history. Closing of each property to the Joint Venture is subject to certain contingencies and there is no assurance that any of the properties listed below will be acquired by the Joint Venture.

List of Remaining Expected Properties

Market	Property	Tenant	Net Rentable Sq. Ft.	Estimated Closing Date
Indianapolis, IN	AllPoints Midwest Bldg. 1	Prime Distribution	1,200,420	December 2008
Columbus, OH	125 Enterprise Parkway	Kellogg’s	1,144,544	December 2008

Our operating partnership and Duke have entered into an operating agreement for the Joint Venture. Pursuant to the operating agreement, Duke acts as the managing member of the Joint Venture and receives fees in connection with the services it provides to the Joint Venture.